Advanced Power Technology, Inc.
405 S.W. Columbia Street
Bend, Oregon 97702
(541) 382-8028

October 15, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549

Re:
Advanced Power Technology, Inc.
Application for Withdrawal of Registration Statement on Form S-3
File No. 333-116525

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Advanced Power Technology, Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-116525), together with all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 16, 2004, in connection with the possible sale of up to 3,565,000 shares of the Company's common stock, par value $0.01 per share (the "Shares"). Due to current market conditions, the Company has elected not to proceed with the registration and sale of the Shares at this time. None of the Shares have been sold, and the Company does not presently intend to sell any of the Shares in the near future. Accordingly, the Company requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

The Company also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company's account.

Please contact the undersigned at (541) 382-8028 or David C. Baca at (503) 778-5306 if you have any questions regarding this request for withdrawal.

Very truly yours,

ADVANCED POWER TECHNOLOGY, INC.

By:
/s/ PATRICK P. H. SIRETA
President and Chief Executive Officer

cc:    David C. Baca, Esq.